Exhibit 99.9

our Board of Directors (continued) exeCutIVe DIReCtoRs JoInt PResIDent AnD Ceo JoInt PResIDent AnD Ceo Appointed to the Board in 2016 ChIeF FInAnCIAl oFFICeR Appointed to the Board in 2016 exeCutIVe DIReCtoR Appointed to the Board in 2013 and as an executive director in 2015 Appointed to the Board in 2005 and will resign with effect from 31 December 2016 Board Committee Board Committee Board Committee Board Committee expertise and experience Mr P Victor became our Chief Financial Officer (CFO) on 1 July 2016. He was previously Senior Vice President: Financial Control Services at Sasol, and served as Acting CFO from 10 September 2013 to 28 February 2015. During this period he was instrumental in implementing the cost containment programme. He also provided thought leadership and proactively supported the GEC in implementing a cash conservation response plan in reaction to the significant drop in the crude oil price. Mr Victor gained invaluable experience during his 10 years as Chief Financial Officer of Sasol Synfuels – a position he held until 2011, when he was appointed to head up the group’s financial governance and reporting. expertise and experience Mr B Nqwababa became our Joint President and CEO on 1 July 2016. He was previously Group Chief Financial Officer, having been appointed to the Group Executive Committee on 1 March 2015. Before joining Sasol, he was Finance Director at Anglo American Platinum Limited. He is also a previous Finance Director of Eskom Holdings and Chief Financial Officer of Shell Southern Africa, and served as a non-executive director of Old Mutual plc and as Chairman of the South African Revenue Services Audit Committee. In his previous roles, he has worked in many countries across the world including The Netherlands and United Kingdom. From December 2013 to September 2014, he served as an independent non-executive director of Sasol. expertise and experience Mr SR Cornell became our Joint President and CEO on 1 July 2016. He joined Sasol as Executive Vice President, International Operations on 1 February 2014, and was responsible for all Sasol’s operational activities outside Africa. Prior to that, he held senior positions at BP North America. He was Chief Operating Officer for US Fuels, responsible for production, sales, marketing and logistics of BP fuel products in the US. He was also BP’s Global Head of major downstream projects, providing oversight to all large capital projects in the petrochemicals and fuels businesses. He was also responsible for the development of BP’s fuels business in China. Before these positions he was Regional Vice President for Refining, responsible for BP’s refining business in the United States. expertise and experience Before joining Sasol, Ms VN Fakude was a member of the Group Executive Committee at Nedbank Group Limited. She was also a director of Harmony Gold Mining Company Limited, BMF Investments (Pty) Ltd and Woolworths Holdings Limited. She is the Chairman of Datacentrix Holdings Limited. She is also a council member and second Deputy Chairman of the Human Resources Development Council of South Africa. She is a member of the advisory board of the University of Cape Town’s Graduate School of Business. She attended the Senior Executive Programme at Harvard Business School in the United States in 1999. 60 Sasol Integrated Report 2016 PAul VICtoR bcompt (hons), ca(Sa), international tax law (hons) South african | born 1972 stePhen CoRnell bSc chem eng american | born 1956 BonGAnI nqWABABA bacc (hons), ca(Z), mba South african | born 1966 nolIthA FAKuDe ba (hons) South african | born 1964

INDEPENDENT NON-EXECUTIVE DIRECTORS MANDLA GANTSHO BCom (Hons), CA(SA), MSc, MPhil, PhD South African | born 1962 INDEPENDENT NON-EXECUTIVE DIRECTOR Appointed to the Board in 2003 and Chairman to the Board in 2013 Board Committee Expertise and experience Dr MSV Gantsho is the Chairman of Africa Rising Capital, the Chairman and member of the Audit Committee of Ithala Development Finance Corporation and the Chairman of Impala Platinum Holdings Limited. He was the Vice President Operations: Infrastructure, Private Sector and Regional Integration of the African Development Bank from 2006 to 2009, and before that the Chief Executive Officer and Managing Director of the Development Bank of Southern Africa. He served as a Director of the South African Reserve Bank from 2011 to 2013. In 1997, he was appointed as a Commissioner of the Finance and Fiscal Commission, a body set up in terms of the South African Constitution to advise the South African parliament on intergovernmental fiscal transfers. In 2002, he was appointed as a Member of the Myburgh Commission of Enquiry into the rapid depreciation of the rand during 2001. COLIN BEGGS BCom (Hons), CA(SA) South African | born 1948 INDEPENDENT NON-EXECUTIVE DIRECTOR Appointed to the Board in 2009 Board Committee Expertise and experience Mr C Beggs was the Chief Executive Officer of PricewaterhouseCoopers until the end of June 2009. He is a former Chairman of the Board of the South African Institute of Chartered Accountants (SAICA). He served as Chairman of the Accounting Practices Committee and was a Member of the Accounting Practices Board. He is also a Director of the Ethics Institute of South Africa. He is a Director and Audit Committee Chairman of Absa Bank Limited, Barclays Africa Group Limited and SAB Zenzele Holdings Limited. HENK DIJKGRAAF MSc Eng (Mining) Dutch | born 1946 LEAD INDEPENDENT NON-EXECUTIVE DIRECTOR Appointed to the Board in 2006 Board Committee Expertise and experience Mr HG Dijkgraaf is the former Chief Executive Officer of the Dutch natural gas companies, GasTerra, Gasunie and Nederlandse Aardolie Maatschappij. He held various positions in the Royal Dutch Shell group in a number of countries between 1972 and 2003 including the positions of President, Shell Nederland BV, Director, Shell Exploration and Production and Chief Executive, Gas, Power and Coal. He is Vice Chairman of the Board and Chairman of the Audit Committee of Eneco Holding NV, a major sustainable energy company in Western Europe, a member of the Board of the Southern African-Netherlands Chamber of Commerce and Deputy Chairman and Treasurer of the Netherlands Institute for the Near East. He attended the Senior Executive Programme at the Massachusetts Institute of Technology in the United States in 1987. IMOGEN MKHIZE BSc (Information Systems), MBA South African | born 1963 INDEPENDENT NON-EXECUTIVE DIRECTOR Appointed to the Board in 2005 Board Committee Expertise and experience Ms IN Mkhize is the former Chairman of The Richards Bay Coal Terminal Company Proprietary Limited. She was the Chief Executive Officer of the 18th World Petroleum Congress from 2003 to 2006 and before that, the Managing Director of Lucent Technologies South Africa. She is a former member of the Financial Markets Advisory Board and previous directorships include Mondi Plc and Mondi Limited, MTN SA, Murray & Roberts, Illovo, Allan Gray, Datacentrix and the Council for Scientific and Industrial Research in South Africa. She is a director of NPC-Cimphor and Imbewu Capital Partners. She is the Chairman of Rhodes Business School and an emeritus member of the Harvard Business School Global Alumni Board. She is also a member of the Accenture South Africa Advisory Board and a Director of the Ethics Institute of South Africa. Imogen is a chartered director with the Institute of Directors South Africa. 61 Additional information Our performance review OurO puerr fgoormvearnncaen rceeview Our strategic business context How we create value Who we are Sasol Integrated Report 2016

NOMGANDO MATYUMZA LLB, CA(SA) South African | born 1963 INDEPENDENT NON-EXECUTIVE DIRECTOR Appointed to the Board in 2014 Board Committee Expertise and experience Ms NNA Matyumza is the Lead Independent Director of Wilson Bayly Homes-Ovcon Limited and Chairman of its Audit and Risk Committee. She is a Non-Executive Director of Hulamin Limited and a member of its Audit Committee. She is also a non-executive director of Ithala Development Finance Corporation Limited. She has held senior financial management and executive positions in various organisations, including South African Breweries, Transnet and Eskom. Gando is a chartered accountant and also holds an LLB degree. She is an ordained minister of the African Methodist Episcopal Church. She attended the University of Cape Town Graduate School of Business Executive Management Programme in 2000. JJ NJEKE BCompt (Hons), CA(SA), HDip Tax Law South African | born 1958 INDEPENDENT NON-EXECUTIVE DIRECTOR Appointed to the Board in 2009 Board Committee Expertise and experience Mr MJN Njeke is a past Chairman of the South African Institute of Chartered Accountants. He was the Managing Director of Kagiso Trust Investments from 1994 to 2010. He previously served as a member of the Katz Commission of Inquiry into Taxation in South Africa, the General Committee of the JSE Securities Exchange, the Audit Commission – Supervisory Body of the Office of Auditor General and the Audit Committee of National Treasury. He is the chairman of Adcorp Holdings Limited, MMI Holdings Limited and serves on the boards of Resilient Property Income Fund and the Council of the University of Johannesburg. PETER ROBERTSON BSc (Mech Eng), MBA American and British | born 1947 INDEPENDENT NON-EXECUTIVE DIRECTOR Appointed to the Board in 2012 Board Committee Expertise and experience Mr PJ Robertson held various positions ranging from management to executive leadership for Chevron Corporation in the United Kingdom and the United States between 1973 and 2009. These executive positions include Vice President: Finance, Chevron USA, President: exploration and production company, and President: ChevronTexaco Overseas Petroleum. He served as Vice- Chairman of the Chevron Corporation Board of Directors from 2002 to 2009. He has served as the Chairman of the US Energy Association and as a Non-Executive Director of Sasol Chevron Holdings Limited. Mr PJ Robertson is a director and member of the Audit Committee of Jacobs Engineering Group Inc. He is a member of the Advisory Board of Campbell Lutyens and is Chairman of the World Affairs Council and the US-Saudi Arabian Business Council. Our Board of Directors (continued) INDEPENDENT NON-EXECUTIVE DIRECTORS 62 Sasol Integrated Report 2016

Who we are
How we create value
Our strategic business context
Our governance
Our performance review
Additional information



STEPHEN WESTWELL

BSc (Mech Eng), MSc (Management), MBA
British | born 1958

INDEPENDENT NON-EXECUTIVE DIRECTOR

Appointed to the Board in 2012

Board Committee

Audit Committee; Capital Investment Committee; Risk and SHE Committee.

Expertise and experience

Mr S Westwell is the Chief Executive Officer and Director of EFR Group BV. He is also a director and chairman of the Audit Committee of Control Risk Limited. He was the Chief Executive Officer of Silver Ridge Power Inc. from 2013 to 2014. He held various management and executive positions for BP in South Africa, the United States, and the United Kingdom between 1988 and 2007. These executive positions include head of BP's retail business in South Africa and Board Member of BP Southern Africa, Chief Executive Officer for BP Solar; and Chief Executive officer for BP Alternative Energy. He served as Group Chief of Staff and member of BP Plc's executive management team in the United Kingdom from 2008 to 2011. He also worked for Eskom Holdings Limited in several operational capacities.



MOSES MKHIZE

BCom (Hons), Higher Diploma (Electrical Engineering)
South African | born 1961

INDEPENDENT NON-EXECUTIVE DIRECTOR

Appointed to the Board in 2011

Board Committee

Nomination, Governance, Social and Ethics Committee.

Expertise and experience

Mr ZM Mkhize is the Executive Director: Manufacturing, Rolled Products of Hulamin Limited and also serves as director of a number of subsidiaries of Hulamin.



MANUEL CUAMBE

B Eng

Mozambican | born 1962

INDEPENDENT NON-EXECUTIVE DIRECTOR

Appointed to the Board in 2016

Board Committee

Capital Investment Committee.

Expertise and experience

Mr MJ Cuambe is the Managing Director of MC Investimentos & Consultoria (MCICO). He served as the Executive Chairman and Chief Executive Officer of Electricidade de Moçambique (EDM) from November 2005 to March 2012. Mr Cuambe is the Chairman of Companhia Eléctrica do Zambeze (CEZA), a wholly-owned subsidiary of EDM.

He was a non-executive director of Companhia de Transmissão de Moçambique (MOTRACO), a joint venture between EDM, the Swaziland Electricity Company (SEC) and Eskom, from 1998 to 2002 and served as the Chairman of the Executive Committee of the Southern Africa Power Pool from November 2005 to April 2008.

He has a post-graduate certificate in management studies from the Management College of Southern Africa.

Audit Committee.
Remuneration Committee.
Capital Investment Committee.
Nomination, Governance, Social and Ethics Committee.
Risk and SHE Committee.

Sasol Integrated Report 2016 63

RESPONSIBILITIES OF OUR GROUP EXECUTIVE COMMITTEE

The Joint Presidents and CEOs are jointly and severally liable and accountable and there is joint oversight in all decision-making. However, to ensure that the business is managed effectively, our leadership model uses dual reporting lines, allocating responsibilities into portfolios which comprise a balance across business, functions and regions.

JOINT PRESIDENTS AND CHIEF EXECUTIVE OFFICERS
Bongani Nqwababa* and Stephen Cornell*



RIAAN RADEMAN
EVP: UPSTREAM AND BUSINESS ENABLEMENT



- Mining
- Exploration and Production International
- Business Enablement

BERNARD KLINGENBERG
EVP: OPERATIONS



- US Operations
- Eurasian Operations
- Secunda Synfuels Operations
- Secunda Chemicals Operations
- Sasolburg Operations
- Natref
- Satellite Operations

MAURICE RADEBE
EVP: ENERGY BUSINESS



- Energy
- Public Affairs

FLEETWOOD GROBLER
EVP: CHEMICALS BUSINESS



- Base Chemicals
- Performance Chemicals

64 Sasol Integrated Report 2016

STEPHAN SCHOEMAN
EVP: TECHNOLOGY



- Research and Technology
- Capital Projects
- Engineering
- Planning and Optimisation
- US Mega Projects***

VUYO KAHLA
EVP: ADVISORY AND ASSURANCE**



- Legal, IP and Regulatory Services
- Governance, Compliance and Ethics
- Assurance Services
- Supply Chain

PAUL VICTOR
CHIEF FINANCIAL OFFICER*



- Financial Control Services
- Corporate Finance, Business Development and Portfolio Management
- Investor Relations
- Information Management

NOLITHA FAKUDE
EVP: STRATEGY AND SUSTAINABILITY*



- Strategy
- Human Resources
- Risk and SHE

KEY

Reporting line to:

Colour	Reporting line to
Blue	Bongani Nqwababa
White	Stephen Cornell

Blue boxes (Bongani Nqwababa): Research and Technology; Planning and Optimisation; Legal, IP and Regulatory Services; Supply Chain; Financial Control Services; Corporate Finance, Business Development and Portfolio Management; Information Management; Strategy.

White boxes (Stephen Cornell): Capital Projects; Engineering; US Mega Projects; Governance, Compliance and Ethics; Assurance Services; Investor Relations; Human Resources; Risk and SHE.

*Executive Directors of Sasol Limited.
** Company Secretary of Sasol Limited.
*** Effective 1 March 2016.
EVP Executive Vice President.

Who we are
How we create value
Our strategic business context
Our governance
Our performance review
Additional information

Sasol Integrated Report 2016 65